                                  UNDERTAKING

                   T. ROWE PRICE GLOBAL TECHNOLOGY FUND, INC.
                             33 ACT NO.: 333-40086


     The initial capital contribution made by T. Rowe Price Associates, Inc. in the form of the purchase of the fund's shares was made for investment purposes and not with the intention of redeeming or reselling.